SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the Month of March, 2002
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                                                X
                   --------                 --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No
                                             X
                 ------                    -------

This Form 6-K consist of:

Press Release issued by Axcan Pharma Inc. on March 4, 2002 entitled "Axcan To Offer 4,500,000 Common Shares"


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date:  March 5, 2002                        By:      /s/ Jean Vezina
                                                     -----------------
                                            Name:  Jean Vezina
                                            Title: Vice-President, Finance
                                                   and Chief Financial Officer

                                                  AXCAN PHARMA INC.
[AXCAN LOGO]
                                                  597, boul. Laurier
                                                  Mont-Saint-Hilaire (Quebec)
                                                  Canada J3H 6C4

                                                  Tel. : (450) 467-5138
                                                  1 (800) 565-3255
                                                  Fax: (450) 464-9979

                                                  www.axcan.com


SOURCE:                                                    AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                                    AXP
NASDAQ SYMBOL (NASDAQ National Market):                                AXCA

DATE:                                                         March 4, 2002
News Release for immediate distribution

                     AXCAN TO OFFER 4,500,000 COMMON SHARES

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today the filing of a preliminary prospectus for an offering of 4,500,000 common shares to be made in the United States and Canada. The underwriters for the offering are J.P. Morgan Securities Inc., Thomas Weisel Partners LLC, UBS Warburg LLC, National Bank Financial Inc. and SunTrust Capital Markets, Inc. The underwriters will be granted an option in respect of 15% of the common shares to be offered to the public to cover over-allotments, if any and for market stabilization purposes.

The Company intends to use the net proceeds of the offering to pay the balance of the purchase price of the recently announced Enteris acquisition in France, with the remaining proceeds to be used for general corporate purposes, including the development of new products and future acquisitions of products and companies.

The final public offering price of the common shares, the final number of common shares to be sold as well as the net proceeds of the offering will be set out in a supplement to the prospectus, which will be filed after the filing of the final prospectus.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Axcan is a leading specialty pharmaceutical company in the field of gastroenterology with activities in both North America and Western Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.


INFORMATION:   David W. Mims
               Executive Vice President and Chief Operating Officer
               Tel: (205) 991-8085

or             Isabelle Adjahi
               Director, Investor Relations
               Tel: (450) 467-5138

               Web:     http://www.axcan.com